Exhibit 3.2

Section 2.02 of the Amended and Restated Bylaws of the Company shall be amended and restated to be read in its entirety as follows:

Section 2.02 . Number; Election; Tenure and Qualification. Subject to amendment in accordance with Article FIFTH of the Certificate of Incorporation, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors but shall not be less than six or more than twelve, subject to the rights of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Certificate of Incorporation, to elect additional Directors under specified circumstances. Except as otherwise provided in the Certificate of Incorporation, each Director elected shall hold office until the next annual meeting of stockholders and their successors shall be elected in accordance with Article SEVENTH of the Certificate of Incorporation. Directors need not be stockholders of the corporation.